Consolidated Financial Statements

December 31, 2007, 2006 and 2005

Augusta Resource Corporation

Directors’ Report to Our Shareholders

Fellow Shareholders,

We are proud to report significant progress at the Rosemont Copper project this year, laying the groundwork for an even busier 2008 as we move towards construction in the latter half of 2009. After completing a positive bankable feasibility study and unveiling a significant piece of project financing, the company is now focusing on three main initiatives: assembling the permits required for construction; securing the remaining project financing components; and building a skilled operations team as we look to complete our detailed engineering and procurement milestones.

Delivering Results – Clearing the Path to Production
In the first quarter of 2007, we published an updated resource statement based on the results of the 20,000-meter infill drill program completed in 2006. The goal was to upgrade the sulfide copper-molybdenum resource while quantifying a new silver resource. In addition, Augusta conducted a re-assay program of historic drilling, which was combined with new drilling to quantify a surface oxide copper resource. Using a 0.2% cutoff, measured and indicated resources total 543 million tons at 0.50% copper, and inferred resources total 163 million tons at 0.43% copper. At the 0.2% cut-off used in 2006, measured and indicated resources increased 30% to 8.4 billion pounds of copper equivalent compared to 6.5 billion pounds, while inferred resources held at around 1.9 billion pounds of copper equivalent.

After publishing the updated resource statement, the Company was pleased to complete a positive bankable feasibility study in the third quarter of 2007. The NI 43-101 technical report was published by M3 Engineering & Technology Corporation of Tucson, Arizona, which forecast a net present value of $996 million at a 5% after-tax discount note, with a 21% internal rate of return and three-year payback period. Augusta has since commenced an exploration program geared towards increasing reserves and resources at Rosemont, specifically targeting a 50 to 100 million ton conversion of waste to ore from the northern part of the existing Rosemont open-pit mineable reserve. The program is also hoping to discover a potential 10 million tons of deeper high-grade ore for underground operation and identify additional higher-grade targets in a district-wide search for deeper mineralization.

Also in the third quarter, Augusta filed Rosemont’s comprehensive plan of operations with the United States Forest Service, marking the completion of the first step in the permitting process. This detailed document outlines the plan to construct, operate and reclaim the Rosemont Copper mine, and delivers on our promise to build a mine that combines innovation, conservation and economic opportunity. The Company is now working on completing the public scoping process and supporting the development of the Environmental Impact Statement (EIS) as part of the National Environmental Policy Act process.

Meeting Financing Needs - Minimizing Equity Dilution
Augusta earned international recognition near the end of the second quarter of 2007 by completing a non-brokered private placement with renowned global conglomerate Sumitomo Corporation and US private investment firm Harbinger Capital Partners. The placement raised a total of C$37,519,394 at C$3.50 per share – a 35% premium to the trading price at the time. Upon completion of the transaction, Sumitomo held an 8.7% interest while Harbinger increased their existing position to 19.9% .

The Company was pleased to be able to deliver the first component of our project financing strategy in December 2007, when it signed a binding letter agreement and term sheet with Silver Wheaton. This translates into an upfront cash payment ranging in value from US$135 million to US$320 million for the sale of 45% to 90% of the silver produced during Rosemont’s mine life. Augusta is required to elect the percentage of silver production sold on or before March 31, 2008, but in any event will satisfy approximately 16% to 38% of total capital requirements for the project by sacrificing only 2% to 5% of the total project revenue. In addition to finalizing such a favourable agreement with a market leader in the silver industry, this innovative transaction serves to greatly minimize any further equity dilution for our shareholders in conjunction with subsequent financing of the Rosemont Copper project.

Augusta Resource Corporation	2

Building a Team – Constructing a Mine
In an effort to meet our financing objectives, Augusta was pleased to appoint Raghunath Reddy as Vice-President, Finance in November 2007. Mr. Reddy has more than 25 years of experience in the development and financing of mining, power generation and infrastructure projects both domestically and internationally. Prior to joining Augusta, Mr. Reddy was Director of Finance with Washington Group International and has held similar positions with Peabody Mining Company and Morrison Knudsen Corporation. In addition to completing his Masters in Finance from the University of Texas at San Antonio, Mr. Reddy holds a Masters in Structural Engineering from the University of Florida and a Bachelor of Science in Civil Engineering from the Birla Institute of Technology in India.

Early in the first quarter of 2008, the Company appointed Rod Pace as Vice-President, Operations. Mr. Pace has more than 25 years experience in mine development and operations, working in a broad range of executive and management positions. He has successfully led the start up of six mining operations between 1999 and 2005, resulting in substantial revenue and margin increases in his role as Vice-President of North American Operations of Washington Group International. As we move towards construction in the latter half of 2009, the company will continue to acquire specialists with the requisite skills and experience necessary to help build, commission and run the Rosemont Copper mine.

This growing team will work together to meet the engineering and procurement milestones outlined in our project timeline. This process was initiated late in the year when Augusta signed an agreement valued at approximately $29 million with Polysius Corp., for the purchase and delivery of our long-lead SAG and ball mills. We successfully negotiated improved financing and delivery terms from those estimated in the bankable feasibility study, and completed a critical path milestone with an overall positive impact on our project schedule. The company is now looking to secure orders for other long lead equipment, and will soon award the Engineering Procurement Construction Management (EPCM) contract before commencing design engineering.

Committed to Success
The Augusta management team is committed to advancing Rosemont Copper as its cornerstone asset for growth in becoming a mid-tier copper producer within the next three years. In line with this strategy, the Company entered into a letter of intent with Ivana Ventures Inc. (“Ivana”) in the second quarter of 2007. The agreement outlines the sale of Augusta’s interest in the Mt. Hamilton, Shell and Monte Cristo properties, all of which are located in White Pine County, Nevada. In November Augusta completed the definitive sale agreement subject to regulatory approval. On February 29, 2008, with the final regulatory approval received, the transaction with Ivana closed.

Also in the second quarter ASARCO LLC filed a complaint against Augusta in the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, with regard to the Rosemont property. Augusta believes the complaint is without merit and that it will prevail in any litigation.

Augusta is proud to share our compelling story, continuing to participate in conferences and marketing tours that serve to increase our exposure to the market. Later in the year, our management team was pleased to host several institutional investors and research analysts at the Rosemont site. The Company also actively targeted the US retail investor group this year through radio, television and webcast forums. These marketing efforts resulted in coverage from three additional institutional research analysts.

As stated earlier, Augusta is focusing on three main objectives for 2008. For permitting, we look forward to finishing public scoping and submitting all state and federal permit applications as we prepare a draft Environmental Impact Statement. For financing, we plan to finalize the silver-backed financing agreement with Silver Wheaton and identify the remaining financial components of our strategy. For operations, we will award the EPCM contract in order to commence design engineering, and also intend to secure more orders for long lead equipment. In concert with these main objectives, we will continue

Augusta Resource Corporation	3

new exploration work on the Rosemont property to expand the current open pit reserve and define new resources.

In closing, I’d like to thank our team of skilled employees, whose hard work and dedication is enabling us to fast-track this project. In addition, I’d like to acknowledge the tremendous support of our investors and partners. We look forward to an exciting year ahead as we set out to meet our 2008 objectives in preparation for construction next year.

On behalf of the Board,

/S/ Gil Clausen

Gil Clausen
President & Chief Executive Officer	February 29, 2008

The consolidated financial statements of Augusta Resource Corporation (the “Company”) for the twelve months ended December 31, 2007 (“Financial Statements”) have been prepared by management and have been audited by the Company’s auditor. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2006 and December 31, 2005 which are available at the SEDAR website at www.sedar.com.

Augusta Resource Corporation	4

Management Report

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Augusta Resource Corporation (the “Company”) are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect Management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibilities regarding the financial statements mainly through its Audit Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 and complies with the Audit Committee requirements of the American Stock Exchange. The Audit Committee meets at least on a quarterly basis.

Management’s Assessment of Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The internal control system was designed to provide reasonable assurance to the Company’s Management regarding the preparation and presentation of the Consolidate Financial Statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007. In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control–Integrated Framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on our evaluation, Management has concluded that the Company’s internal control over financial reporting was effective as at that date.

Ernst & Young LLP, an independent firm of chartered accountants, was appointed by a vote of shareholders at the Company’s last annual meeting to audit and provide independent opinions on both the Consolidated Financial Statements and the Company’s internal control over financial reporting as at December 31, 2007, as stated in their Auditor’s Report. Ernst & Young LLP has provided such opinions.

“Bruce Nicol”	“Gil Clausen”

Bruce Nicol	Gil Clausen
Chief Financial Officer	President & Chief Executive Officer

Augusta Resource Corporation	5

Report of Independent Registered Chartered Accountants

To the Shareholders of Augusta Resource Corporation

We have audited the consolidated balance sheets of Augusta Resource Corporation as at December 31, 2007 and 2006 and the consolidated statements of shareholders’ equity, operations and deficit and cash flows for the three years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2007 we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the consolidated financial statements for the years ended December 31, 2006 and 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows in each of the threes years ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

We have also audited in accordance with standards of Public Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our reported dated February 29, 2008 expressed an unqualified opinion thereon.

February 29, 2008	Ernst & Young LLP
Vancouver, B.C.	Independent Registered
Chartered Accountants

Augusta Resource Corporation	6

Report of Independent Registered Chartered Accountants

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AUGUSTA RESOURCE CORPORATION

We have audited the internal control over financial reporting of Augusta Resource Corporation and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Augusta Resource Corporation	7

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 29, 2008 expressed an unqualified opinion on those financial statements.

February 29, 2008	Ernst & Young LLP
Vancouver, B.C.	Independent Registered
Chartered Accountants

Augusta Resource Corporation	8

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
As at December 31, 2007 and 2006

		December 31	December 31
	Notes	2007	2006
ASSETS

CURRENT
Cash and cash equivalents		$25,586,997	$9,650,980
Accounts receivable	(11)	530,066	370,270
Prepaid expenses		82,882	151,062
Assets of discontinued operations	(3)	6,884,516	7,709,754
		33,084,461	17,882,066

CAPITAL ASSETS	(4)	4,566,078	167,357

MINERAL PROPERTIES AND
DEFERRED DEVELOPMENT	(5)
Land and mineral properties		28,798,566	25,017,429
Deferred development		28,247,858	15,471,679
		57,046,424	40,489,108

		$94,696,963	$58,538,531

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	(11)	$1,981,702	$1,449,413
Current portion of notes and advances	(6)	397,824	23,288
Liabilities of discontinued operations	(3)	1,801,788	4,227,465
		4,181,314	5,700,166

LONG-TERM
Notes, advances and other	(6)	1,831,921	9,200
		6,013,235	5,709,366

SHAREHOLDERS' EQUITY

Share capital	(8)	103,581,579	60,332,348
Contributed surplus	(8)	15,375,095	14,764,927
Deficit		(30,272,946)	(22,268,110)
		88,683,728	52,829,165
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY		$94,696,963	$58,538,531

Commitments (Note 14)

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen

Richard W. Warke – Director	Gil Clausen - Director

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	9

AUGUSTA RESOURCE CORPORATION
STATEMENT OF SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2007, 2006 and 2005

					Deficit
	Common Shares				Accumulated	Total
	Without Par Value		Subscriptions	Contributed	During	Shareholders'
Statements of Shareholders' Equity	Shares	Amount	Received	Surplus	Exploration stage	Equity
Balance, December 31, 2004	19,764,555	$4,611,331	$1,050,000	$104,500	$(4,991,105)	$774,726
Issued for convertible debenture issuer bonus	363,363	1,019,233	-	-	-	1,019,233
Issued for property acquisition	4,100,000	885,000	-	-	-	885,000
Issued for cash	8,998,500	8,370,551	(1,050,000)	-	-	7,320,551
Issued for fractional rounding	9	-	-	-	-	-
Exercise of options	445,833	75,873	-	(24,623)	-	51,250
Exercise of warrants	4,342,333	1,435,260	-	(309,344)	-	1,125,916
Issued for convertible debenture repayment	1,500,000	2,040,000	-	-	-	2,040,000
Stock-based compensation expense	-	-	-	1,039,794	-	1,039,794
Share issue costs	-	-	-	-	(1,373,691)	(1,373,691)
Fair value of warrants issued on private placements	-	-	-	2,722,199	-	2,722,199
Fair value of warrants issued on debt negotiations	-	-	-	288,938	-	288,938
Fair value of warrants issued on debt issuance	-	-	-	247,769	-	247,769
Fair value of warrants issued on share issuance	-	-	-	213,631	-	213,631
Fair value of equity component of convertible debenture	-	-	-	1,478,083	-	1,478,083
Fair value of warrants issued on property acquisition	-	-	-	465,163	-	465,163
Net loss and comprehensive loss	-	-	-	-	(5,337,837)	(5,337,837)
Balance, December 31, 2005	39,514,593	18,437,248	-	6,226,110	(11,702,633)	12,960,725
Exercise of options	195,667	53,020	-	(15,920)	-	37,100
Exercise of warrants	9,828,807	4,430,223	-	(842,464)	-	3,587,759
Stock-based compensation expense	-	-	-	1,679,534	-	1,679,534
Share issue costs	-	-	-	-	(3,905,886)	(3,905,886)
Issued for special warrants	23,210,000	37,411,857	-	-	-	37,411,857
Fair value of warrants issued on private placements	-	-	-	6,687,143	-	6,687,143
Fair value of warrants issued on share issuance	-	-	-	1,030,524	-	1,030,524
Net loss and comprehensive loss	-	-	-	-	(6,659,591)	(6,659,591)
Balance, December 31, 2006	72,749,067	60,332,348	-	14,764,927	(22,268,110)	52,829,165
Issued shares for cash	10,719,827	37,519,394	-	-	-	37,519,394
Exercise of options	74,167	37,205	-	(6,055)		31,150
Exercise of warrants	5,045,000	5,692,632	-	(1,143,492)		4,549,140
Stock-based compensation expense	-	-	-	1,759,715	-	1,759,715
Share issue expense	-	-	-		(25,000)	(25,000)
Net loss and comprehensive loss	-	-	-	-	(7,979,836)	(7,979,836)
Balance, December 31, 2007	88,588,061	$103,581,579	$-	$15,375,095	$(30,272,946)	$88,683,728

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	10

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the Years Ended December 31, 2007, 2006 and 2005

		Year ending December 31
	Notes	2007	2006	2005

EXPENSES
Salaries,benefits and bonuses		$1,910,154	$1,790,615	$585,418
Stock based compensation	(8[d] )	1,759,715	1,679,534	1,039,794
Legal fees		889,864	112,413	16,883
Exploration expense		317,279	-	-
Travel		306,579	303,402	74,672
Investor relations		279,493	230,157	69,308
Consulting and communication		258,377	118,252	53,379
Other expenses (net)		239,085	215,268	(8,847)
Filing and regulatory		191,279	234,730	109,561
Office and sundry		133,979	28,184	197,081
Insurance		117,662	80,254	-
Accounting and audit		83,335	159,352	20,000
Directors fees		61,519	22,807	-
Rent		51,159	65,661	53,670
Amortization		34,678	8,053	-
Recruitment fees		33,477	37,275	45,174
Fiscal and advisory services		27,007	31,402	33,497
Administration	(11)	-	17,500	30,000
Write-off of mining assets		-	309,550	251,501
Loss from operations		(6,694,641)	(5,444,409)	(2,571,091)

Interest and other income		793,464	631,509	57,433
Debt issuance costs	(7)	-	(272,796)	(325,628)
Loss on repayment of debenture		-	-	(390,000)
Foreign exchange (loss) gain		(231,176)	63,795	23,643
Interest and finance charges		(176,822)	(801,338)	(1,996,415)

LOSS FROM CONTINUING OPERATIONS		(6,309,175)	(5,823,239)	(5,202,058)

Loss from discontinued operations, net of tax	(3)	(1,670,661)	(836,352)	(135,779)

NET LOSS AND COMPREHENSIVE LOSS		(7,979,836)	(6,659,591)	(5,337,837)
Deficit, beginning of the period		(22,268,110)	(11,702,633)	(4,991,105)
Share issue costs		(25,000)	(3,905,886)	(1,373,691)

DEFICIT, END OF PERIOD		$(30,272,946)	$(22,268,110)	$(11,702,633)

BASIC & DILUTED LOSS PER SHARE
Continuing operations		$(0.077)	$(0.098)	$(0.161)
Discontinued operations		$(0.020)	$(0.014)	$(0.004)
Net loss		$(0.098)	$(0.112)	$(0.165)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING		81,795,564	59,219,428	32,282,246

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	11

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007, 2006 and 2005

		Year ending December 31
	Notes	2007	2006	2005

NET INFLOW (OUTFLOW) OF CASH RELATED TO
THE FOLLOWING:
OPERATING
Loss from continuing operations		$(6,309,175)	$(5,823,239)	$(5,202,058)
Items not affecting cash:
Stock based compensation	(8[d] )	1,759,715	1,679,534	1,039,794
Discount interest on debt		-	795,968	1,701,348
Amortization		34,678	-	-
Debt issuance costs	(7)	-	272,796	325,628
Foreign exchange loss (gain)		231,176	(63,795)	(23,643)
Loss on repayment of debenture		-	-	390,000
Write-off of mining assets		-	309,550	251,501
Gain on settlement of debt		-	-	(8,847)
		(4,283,606)	(2,829,186)	(1,526,277)
Net changes in non-cash working capital items:	(9)	557,901	(281,910)	(119,895)
Net cash flows used in operating activities		(3,725,705)	(3,111,096)	(1,646,172)

FINANCING
Issuance of common shares	(8[c] )	37,550,544	3,624,859	11,219,916
Issuance of common shares - warrants exercised		4,549,140	-	-
Issuance of special warrants	(8[c] )	-	44,099,000	-
Share issue costs		(25,000)	(2,875,362)	(1,221,777)
Issuance of convertible debt security		-	-	6,000,000
Repayment of convertible debt security		-	(3,000,000)	(1,350,000)
Repayment of notes and advances		-	-	(14,949)
Net cash flows from financing activities		42,074,684	41,848,497	14,633,190

INVESTING
Investment in mineral properties, net of related payables	(5)	(1,195,480)	(16,683,262)	(8,466,847)
Deferred development , net of related payables	(5)	(13,026,037)	(12,130,289)	(2,458,356)
Investment in capital assets	(4)	(4,433,399)	(167,357)	-
Net cash flows used in investing activities		(18,654,916)	(28,980,908)	(10,925,203)

Net cash flows used in discontinued operations	(3)	(3,271,100)	(2,361,793)	(809,116)

Effect of exchange rate change on cash and
cash equivalents in U.S. dollars		(486,946)	9,233	4,549

NET CASH INFLOW		15,936,017	7,403,933	1,257,248
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		9,650,980	2,247,047	989,799
CASH AND CASH EQUIVALENTS, END OF PERIOD		$25,586,997	$9,650,980	$2,247,047

SUPPLEMENTAL INFORMATION	(10)
Interest Paid		$24,658	$135,000	$273,389
Interest Received		$453,353	$345,973	$40,817

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

1.	NATURE OF BUSINESS AND BASIS OF PRESENTATION

Augusta Resource Corporation (the “Company”) was continued under the Canadian Business Corporations Act. The Company has interests in various mining assets at the exploration and development stage. The realization of the Company’s investment in mineral properties is dependent upon various factors, including the ability to obtain the necessary financing to complete the exploration and development of the properties, future profitable operations, or, alternatively, upon disposal of the investment at amounts sufficient to recover capitalized expenditures. The Company is considered to be a development stage enterprise as it has yet to generate revenue from operations.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The Company incurred a loss of $7,979,836 for the year ended at December 31, 2007 (2006 - $6,659,591; 2005 - $5,337,837) and has an accumulated deficit of $30,272,946 as at December 31, 2007. The losses have been funded primarily by the issuance of equity. Management plans to raise additional capital to finance expected mine development however its ability to do so is uncertain and the timing of any additional financing cannot be predicted at this time.

As the Company is listed on the American Stock Exchange (“AMEX”) reconciliation from Canadian to United States (“US”) GAAP is required (Note 17).

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Canadian GAAP

These consolidated financial statements have been prepared in accordance with GAAP.

(b) Basis of consolidation

These consolidated financial statements include the accounts of the following:

The Company’s wholly owned subsidiary, Rosemont Copper Company (formerly Augusta Resource (Arizona) Corporation), an Arizona corporation, holds the Rosemont property and its wholly owned subsidiaries Sanrita Properties LLC., and Dawson Properties LLC. The Company’s wholly owned subsidiary DHI Minerals Ltd. (“DHI Minerals”), a British Columbia corporation, and its wholly owned subsidiary, DHI Minerals (U.S.) Ltd. (“DHI Minerals U.S.”) a Nevada corporation, which holds the Mount Hamilton, Shell and Monte Cristo properties. In November 2007, the Company completed a definitive agreement for the sale of its interest in DHI Minerals, subject to regulatory approval (Note 3).

The inter-company transactions and balances have been eliminated on consolidation.

Augusta Resource Corporation	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(c)	Cash and cash equivalents

Cash consists of deposits in banks and guaranteed investment certificates with an original maturity of three months or less.

	(d)	Capital assets

Capital assets are carried at cost, less accumulated depreciation. Depreciation of capital assets that have been placed into service is calculated on a straight line basis over the following terms:

Buildings	10 years
Computer Software	3 years
Computer Hardware	5 years
Furniture & Equipment	5 years

(e)	Mineral properties and deferred development costs

Mineral properties and deferred development costs are comprised of undivided interests in properties and option agreements to acquire properties and deferred exploration and development expenses on properties in the exploration and development stages. They are recorded at acquisition cost or at a reduced carrying value amount if effected by a permanent impairment of value. Mining properties, related deferred exploration and development expenses and options to acquire undivided interests in mining properties are amortized only as these properties are put into production or written off if they are abandoned.

During the normal course of its business, the Company enters into agreements or option agreements to acquire undivided interests in mining properties, which are normally acquired in exchange for exploration and development expenses to be incurred according to different schedules, issuance of shares and payments subject to feasibility studies. In addition, royalties will be paid on commercial operations of certain mining properties. In the event the agreement to acquire property is an option agreement, failure to make all payments in accordance with the agreement will result in forfeiture of the property.

The Company is in the process of exploring and developing its various properties. The Company reviews the carrying values of deferred mineral property acquisition and exploration and development expenditures regularly with a view to assessing whether there has been any impairment in value, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In the event that the estimated undiscounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of any property, the carrying value will be written down to the estimated fair value.

Augusta Resource Corporation	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(f)	Reclamation and closure costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operations of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affects the ultimate cost of remediation and reclamation.

As at December 31, 2007 and 2006 the Company did not have any asset retirement obligations.

	(g)	Share issue costs

Share issue costs are recorded as an increase in the deficit in the year in which they are incurred.

	(h)	Loss per share

Basic net loss per share is computed using the weighted average number of common share equivalents outstanding during the year. The Company uses the treasury stock method for the calculation of diluted loss per share.

	(i)	Foreign currencies

The Company’s functional and reporting currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the time the transaction occurred. Monetary assets and liabilities denominated in foreign currencies are translated into equivalent Canadian dollars at the exchange rates in effect at the balance sheet date with any resulting gain or loss being recognized in the consolidated statement of operations and deficit. The effect of fluctuations in exchange rates between the dates of transactions and of settlements is reflected in the statement of operations.

Augusta Resource Corporation	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007,2006 AND 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(i)	Foreign currencies (continued)

The financial statements of DHI Minerals U.S. and Rosemont Copper Company are translated into Canadian dollars using the temporal method for integrated operations, as follows:

monetary assets and liabilities using the exchange rate in effect at the balance sheet date;

non-monetary assets and liabilities are translated at historical exchange rates, unless the item is carried at fair market value, in which case the item will be translated at the exchange rate in effect at the balance sheet date;

revenue and expense items at approximate exchange rates prevailing at the time the transactions occurred;
depreciation or amortization of assets translated at historical exchange rates should be translated at the same exchange rates as the assets to which they relate;
translation gains and losses on monetary items or non-monetary items carried at market are included in the current year statement of operations and deficit.

	(j)	Stock-based compensation plans

The fair value method of accounting is used for stock-based awards. Under this method, the compensation cost of options are estimated at fair value at the grant date and charged to earnings over the vesting period, with the offsetting credit recorded as an increase in contributed surplus. If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital. For options subject to graded vesting, the Company calculates the fair value of the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award.

	(k)	Income taxes

Income taxes are provided for in accordance with the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

	(l)	Debt financing costs

Costs incurred during the process of obtaining debt financing are deferred. These costs are amortized into operations over the life of the related debt instrument. Effective in 2007, costs are recorded as a reduction of the corresponding debt and amortized to interest expense using the effective interest rate.

Augusta Resource Corporation	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007,2006 AND 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(m)	Use of estimates

These consolidated financial statements have been prepared in accordance with GAAP which require management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts expensed during the reporting year. Actual results may differ from those estimates.

	(n)	Comparative figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current period. Refer to Note 3, Discontinued Operations.

	(o)	Financial instruments – recognition and measurements

The Company classifies all financial instruments as either held-to-maturity, available-for- sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of income.

	(p)	Comprehensive income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. The Company reports a consolidated statement of comprehensive income and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cashflow hedges.

	(q)	Recent accounting pronouncements

The CICA has issued three new standards, which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The company will adopt the requirements commencing in the interim period ended March 31, 2008 and is considering the impact this will have on the Company’s financial statements.

Augusta Resource Corporation	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(q)	Recent accounting pronouncements (continued)

Section 1535 – Capital Disclosures

This Section establishes standards for disclosing information about a company’s capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company’s key management personnel:

		(i)	qualitative information about its objectives, policies and processes for managing capital;
		(ii)	summary quantitative data about what it manages as capital;
		(iii)	whether during the period it complied with externally imposed capital requirements to which it is subject; and
		(iv)	when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Section 3031- Inventories

This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

Section 3862 & 3863-Financial Instruments – Disclosures and Presentation

These new standards replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements, and carrying forward unchanged the presentation requirements. Section 3862 requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

		(i)	designating financial assets and liabilities as held for trading;
		(ii)	designating financial assets as available-for-sale; and
		(iii)	determining when impairment is recorded against the related financial asset or when an allowance account is used.

Augusta Resource Corporation	18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(q)	Recent accounting pronouncements (continued)

Convergence with International Financial Reporting Standards (IFRS)

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. Also the United States’ Financial Accounting Standards Board and the International Accounting Standards Board have completed a joint-project on business combinations and non-controlling interests. As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and as this Canadian convergence initiative is in an early stage as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative on the Company

3.	DISCONTINUED OPERATIONS

On May 1, 2007, the Company entered into a Letter of Intent (“LOI”) with Ivana Ventures Inc. (“Ivana”) respecting the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties. Following the completion of a definitive sale agreement in November 2007, the Company reclassified the consolidated results of DHI Minerals to discontinued operations. As at December 31, 2007, included in current assets (net of the impairment recorded at year end), is $6,884,516 (2006 - $7,709,754) related to discontinued operations and included in current liabilities is $1,801,788 (2006 - $4,227,465) related to discontinued operations. For the period ending December 31, 2007 the contribution from discontinued operations was a loss of $1,670,661 (2006 - $836,352; 2005 - $135,779). On February 29, 2008, with final regulatory approvals received, the transaction with Ivana closed.

In accordance with the definitive agreement the consideration for the sale is US $6,625,000 in cash, and warrants exercisable to purchase up to 3,000,000 shares of Ivana for eighteen months after closing at the price of $0.50 per share. The cash portion of the purchase price will be payable in installments over five years, with US$1,625,000 payable on closing and an additional US$1,000,000 payable each 12 months thereafter. The fair value of the compensation received was calculated to be approximately $5.1 million comprised of the cash payments, discounted at an annual interest rate of 15%, totaling $4.3 million, plus the fair value of the warrants calculated to be $0.8 million. The warrant value was determined using the Black-Scholes option pricing model using the following assumptions: expected life 1.5 years; annualized volatility 113%; a risk free rate of 3.25% and no dividends.

Augusta Resource Corporation	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

3.	DISCONTINUED OPERATIONS (continued)

The shares of the subsidiaries will be pledged to the Company as its sole recourse for non- payment of any portion of the purchase price. As the fair value of the compensation noted above is less than the net book value of the assets being sold, at the 2007-year end, the Company recorded, net of tax of $400,000, an asset impairment totaling $1,200,000.

Cash flow from discontinued operations:
	2007	2006	2005

Operating activities	$(740,190)	$(359,600)	$(46,274)
Financing activities	(1,601,851)	(1,165,421)	11,049
Investing activities	(926,262)	(836,010)	(774,087)
Effect of exchange rate changes on cash	(2,797)	(762)	196
Net cash flows used in discontinued operations	$(3,271,100)	$(2,361,793)	$(809,116)

4.	CAPITAL ASSETS

	December 31, 2007			December 31, 2006
		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value

Land	$2,749,506	$-	$2,749,506	$-	$-	$-
Water rights (1)	1,566,400	-	1,566,400	-	-	-
Buildings	127,326	9,549	117,777	108,463	-	108,463
Furniture and Equipment	87,522	12,411	75,111	24,924	11,595	13,329
Computer Software	46,442	18,475	27,967	37,113	5,426	31,687
Computer Hardware	44,717	15,400	29,317	4,911	136	4,775

	$4,621,913	$55,835	$4,566,078	$175,411	$17,157	$167,357

(1) Water rights payments relate primarily to the purchase of water from Central Arizona Project (“CAP”), water delivered from CAP is pumped into the local aquifer providing access to the resource at a later date. The Company has received tradable water storage certificates for this water inventory.

Augusta Resource Corporation	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

5.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT

	Mineral Properties Cost		Deferred Development Expenses
	December 31	December 31	December 31	December 31
Mineral Properties and Deferred Development	2007	2006	2007	2006
Rosemont,Sanrita and Dawson properties	$28,798,566	$25,017,429	$28,247,858	$15,471,679

Mineral properties:	2007	2006
Balance, beginning of period	$25,017,429	$8,586,847
Acquisition costs	3,781,137	16,701,817
Lone Mountain cost adjustment	-	(24,993)
Write-offs	-	(246,242)
Balance, December 31, 2007 and 2006	28,798,566	25,017,429

Deferred development:
Balance, beginning of period	15,471,679	2,880,228
Work program expenditures (1)	12,776,179	12,654,759
Write-offs	-	(63,308)
Balance, December 31, 2007 and 2006	28,247,858	15,471,679

Total Mineral Properties and Deferred Development	$57,046,424	$40,489,108

(1)	Includes geological, engineering and environmental work programs designed to advance the development of the mineral properties.

Rosemont Property, Arizona

On June 1, 2005, the Company announced that it had entered into an option agreement to purchase 100% of the Rosemont Ranch property in Pima County, Arizona. The property is approximately 50km southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”).

The agreement provided the Company with the right to purchase a 100% working interest in the property (which includes patented and unpatented claims, fee land and surface grazing rights that in aggregate total approximately 14,880 acres (6,026 hectares)), subject to a 3% Net Smelter Royalty (“NSR”). The agreement required cash payments of US$20.8 million payable over a three-year period. After making the first payment of $8.3 million (US$6.7 million) in 2006, on March 31, 2007 the Company exercised its option to purchase all of the Rosemont property with a payment of $16.1 million (US$13.7 million). Augusta now owns a 100% interest in the Rosemont property subject to the 3% NSR noted above. The purchase price of $24.4 million has been determined based on the fair value of the consideration provided and has been allocated to the Rosemont property and mineral rights acquired.

Augusta Resource Corporation	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

5.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT (continued)

In addition to the Rosemont purchase price of $24.4 million, legal and other costs associated with the purchase totaled approximately $50,000. Also, in 2006 and 2007 additional land was acquired totaling approximately $550,000 and $3,780,000 respectively. To December 31, 2007 total expenditures capitalized to mineral properties were $28.8 million (2006 - $25.0 million).

During 2007, $12.8 million (2006 - $12.7 million) was incurred on engineering, geological and environmental programs designed to advance the development of the Rosemont property. To December 31, 2007, expenditures related to deferred development totaled $28.2 million (2006 – 15.5 million).

Properties in White Pine County, Nevada

In November 2007, the Company completed a definitive agreement for the sale of its interest in DHI Minerals, subject to regulatory approval. DHI Minerals’ wholly owned subsidiary DHI Minerals U.S. holds the ownership/option interests in these properties. As a result of the pending sale, these assets have been reclassified as discontinued operations (Note 3).

Mount Hamilton property

On December 2, 2004, the Company announced the signing of an agreement to acquire a 100% interest in the Mount Hamilton property. The Company purchased the Mount Hamilton property by purchasing 100% of the shares of DHI Minerals, which owns 100% of DHI Minerals U.S., holder of the property. The terms of the acquisition included the payment of US$3,000,000 payable in cash over two years (Net present value of $3,103,438, based on an annual discount rate of 15%), 3,750,000 common shares at US$0.16 ($0.19) per share (with a fair market value at the date of the transaction of $720,000) and 3,750,000 warrants to purchase common shares with an exercise price of US$0.16 ($0.19) per share for a period of two years. The fair value of the warrants calculated using the Black-Scholes option-pricing model at the date of the transaction was $465,163.

Under the terms of the acquisition the Company assumed the underlying NSR and minimum advance royalty payments, payable prior to commercial production of US$100,000 per annum commencing on November 19, 2006 and continuing until November 19, 2010 when the annual payment amount increases to US$300,000 per annum. Upon commencement of commercial production, a base rate of 3% NSR is payable, subject to an increase whenever the price of gold is greater than US $400 per ounce. The NSR shall increase by one half of one percent for each US $50 increment to a maximum of 8% NSR.

Effective May 6, 2005, the Company acquired 100% of the outstanding common shares of DHI Minerals. The entire purchase consideration was allocated to the mineral property acquired, including a deferred taxation provision of $2,200,000.

Augusta Resource Corporation	22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

5.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT (continued)

Properties in White Pine County, Nevada

Mount Hamilton (continued)

Purchase price:
$3,000,000 USD (cash)	$3,103,438
3,750,000 common shares at $0.16 USD ($0.19 CDN)	720,000
3,750,000 warrants for common shares at $0.16 USD	465,163
300,000 common shares issued for a finder's fee	49,000
Future income tax liability	2,200,000
$6,537,601

Additional amounts capitalized in 2005, 2006 and 2007 include the advance royalty payments of approximately US$100,000 per annum ($325,301) plus during 2006 an additional $37,156 of professional fees. As at the end of 2007, mineral property expenditures totaled $6,900,058.

To December 31, 2007 cumulative exploration and development costs totaling $413,697 were capitalized and include expenditures on geological and engineering studies designed to advance the development of the property.

Shell property

In January 2005, the Company announced the signing of agreements to acquire the Shell property. Formal agreements were entered into effective March 20, 2006. The Shell Deposit, located near the Mount Hamilton property, was subject to past exploration programs, with results indicating that the property hosted molybdenum and gold mineralization. The Company is acquiring a 100% working interest, subject to an underlying NSR ranging from 0.5% - 4.5%, for a cash payment of US$120,000, and annual advance royalty payments commencing at US$80,000 on first anniversary increasing by US$20,000 per year until production commences. Through December 31, 2007 a total of $334,422 ($US 300,000) has been capitalized.

Monte Cristo property

In January 2007, the Company entered into an option agreement to acquire the Monte Cristo property in White Pine County, Nevada, adjacent to the Mount Hamilton and Shell properties. The agreement requires an annual payment of US$25,000 so long as the option is unexercised to acquire the property for US$240,000 (with any annual payments credited against the purchase price) plus the granting of a 1.5% NSR which royalty is subject to a buyout for US$450,000 at any time prior to February 1, 2013. As at December 31, 2007, $29,535 (US$25,000) had been capitalized.

Cumulative expenditures totaling $804,296, on engineering and geological work programs at the Shell and Monte Cristo properties, have been capitalized to December 31, 2007.

Augusta Resource Corporation	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

5.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT (continued)

Lone Mountain property, New Mexico

On March 1, 2005, the Company announced the signing of an agreement to acquire the Lone Mountain property in New Mexico. The agreement provided for the acquisition of a 100% working interest, subject to an underlying NSR ranging from 2.0% - 3.0%, minimum exploration commitments of US $4,850,000, US $500,000 to be completed in a reasonable time frame when the surface access is agreed, and payments of US $1,000,000 cash and 325,000 common shares over a 3 year period. The agreement took effect on May 11, 2006. The Company paid US$100,000 and issued 50,000 common shares (FMV - $120,000) to date. The shares were valued at $2.40 per share, which was the fair value at the time the agreement was entered into. The total amount capitalized to mining properties at December 31, 2005 was $271,236.

On May 15, 2006 the Company announced that after completing a detailed geological assessment that it had elected not to pursue its option to purchase the Lone Mountain property. In the second quarter of 2006 net capitalized amounts totaling $309,550 were written off.

Properties in the Coronation Diamond District, Nunavut, Canada

In 2003, the Company entered into property option agreements to acquire working interests of 10% and 20% in 4 properties located in the Coronation Diamond District in Nunavut, Canada which required the Company to pay cash amounts totaling $231,573 and the issuance of 116,670 common shares. Subsequent to the initial transactions further amounts were paid to acquire additional working interests.

As at December 31, 2005, the Company had paid $469,705 acquiring working interests in six properties, incurred $215,949 in relation to deferred exploration expenditures related to these properties, issued 33,334 shares at fair market value at the date of the transaction of $0.11 per share and 58,335 shares at $0.28 per share, and accrued an amount of $55,000 included in accounts payable, which was agreed to be settled by the issuance of shares of the Company subject to regulatory approval. An assessment of the carrying value in 2004 resulted in the write-down of $296,799 in mining properties and $212,355 in deferred development expenses. At December 31, 2005, the Company wrote off the remaining costs, $247,907 in mineral properties and $3,594 in deferred development expenses.

Augusta Resource Corporation	24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

6.	LONG TERM NOTES AND ADVANCES

	December 31	December 31
	2007	2006

Notes and advances	$32,488	$32,488
Long term notes	2,197,257	-
	2,229,745	32,488
Less: Current portion	(397,824)	(23,288)
Total long term notes and advances	$1,831,921	$9,200

On February 20, 2007 the Company entered into an agreement for the purchase of a 53 acre parcel of land located 15 kilometers south of Tucson. The property will be used for a water well field, pump station, and as a possible water recharge location. The purchase agreement required an immediate cash payment of US$988,031 ($1,149,969) as well as the assumption of a promissory note, bearing interest at 8%, for US$2,223,720 ($2,601,308). The promissory note, which is secured by a trust deed on the property, requires 5 equal payments for principal and interest of US$556,945 on the February 20 anniversary date. At December 31, 2007 the Canadian equivalent obligation was $2,197,257 of which $374,537 is current.

Other notes and advances do not provide for specific terms of repayment and are unsecured.

7.	CONVERTIBLE DEBENTURE

On June 1, 2005, in connection with the Rosemont acquisition, the Company issued a convertible debenture for $6,000,000. The debenture had a one-year term, with half due within six-months, and was convertible at the option of the borrower into 2,181,818 common shares of the Company at a price of $2.75 per share. The convertible debenture carried an interest rate of 9% annually and the Company had the option to repay the convertible debenture on the specified repayment dates in cash or stock. The convertible debenture was issued with 363,363 common shares of the Company to the lender at a fair market value at the date of the transaction of $2.805 per common share (after a discount of 15% to reflect a hold period expiring on October 2, 2005).

In accordance with CICA Handbook Section 3860, and following the fair value approach, the Company allocated the proceeds as follows:

Common shares	$1,019,233
Convertible debenture
Equity component	1,478,083
Debt component	3,502,684
$6,000,000

The difference between the debt allocation of $3,502,684 and the repayment amount of $6,000,000 is interest expense, which is accrued over the term of the debenture. Through June 1, 2006, all of the interest expense amounting to $2,497,316 had been accrued and paid.

Augusta Resource Corporation	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

7.	CONVERTIBLE DEBENTURE (continued)

On November 17, 2005 the Company renegotiated the terms of its convertible debenture to allow for repayment in the form of cash and stock, as opposed to cash or stock. As consideration, the Company agreed to issue 750,000 warrants with an exercise price of $1.44 expiring in one year, for which regulatory approval was received on March 15, 2006. The fair value of the warrants issued was $288,938, which was allocated to debt ($203,193) and equity ($85,745).

On December 1, 2005, the Company retired $3,000,000 of the convertible debenture plus interest of $270,000 through payment of $1,620,000 in cash and the issuance of 1,500,000 common shares at a price of $1.10 per share. As the shares were issued at a discount of 15% to the market value in accordance with the terms of the convertible debenture agreement, a loss on repayment of the convertible debenture of $390,000 occurred which was recorded in the statement of operations.

In connection with the issuance of the convertible debenture and common shares, the Company also paid a fee in the amount of 6% cash and 218,181 warrants. The fair value of the warrants of $247,769 was allocated to debt ($144,643) and equity ($103,126). Each warrant is exercisable to acquire one common share at $2.75 per warrant for a period of one year, which expired on June 14, 2006. The warrants had a hold period expiring on October 15, 2005.

The remaining debenture was retired on June 1, 2006 with the payment of $3 million cash.

8.	SHARE CAPITAL

	(a)	Authorized: Unlimited number of common shares without par value.

	(b)	Issued: Changes in the Company’s share capital were as follows:

	Number of
	Shares	Amount
Common shares, Balance at December 31, 2004	19,764,555	$4,611,331
Issued to convertible debenture holder	363,363	1,019,233
Issued to convertible debenture repayment	1,500,000	2,040,000
Issued for property acquisitions	4,100,000	885,000
Issued for cash	8,998,500	8,370,551
Issued for fractional rounding due to share consolidation	9	-
Issued for options exercised	445,833	75,873
Issued for warrants exercised	4,342,333	1,435,260
Common shares, Balance at December 31, 2005	39,514,593	$18,437,248
Issued for warrants exercised	9,828,807	4,430,223
Issued for options exercised	195,667	53,020
Issued for special warrants exercised	23,210,000	37,411,857
Common shares, Balance at December 31, 2006	72,749,067	$60,332,348
Issued for cash	10,719,827	37,519,394
Issued for warrants exercised	5,045,000	5,692,632
Issued for options exercised	74,167	37,205
Common shares, Balance at December 31, 2007	88,588,061	$103,581,579

Augusta Resource Corporation	26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

8.	SHARE CAPITAL (continued)

	(c)	Private Placement

On June 19, 2007 the Company closed a non-brokered private placement of 10,719,827 common shares at $3.50 per share for total gross proceeds of $37,519,394. Sumitomo Corporation and Sumitomo Corporation of America subscribed for the placement of 7,600,000 common shares and two funds managed by US private investment firm Harbinger Capital Partners subscribed for 3,119,827 common shares.

On March 17, 2006 the Company closed a brokered private placement of 23,210,000 Special Warrants with gross proceeds of $44,099,000. Each Special Warrant is convertible, without payment of additional consideration, into a unit consisting of one common share (23,210,000 shares) and one-half transferable common share purchase warrant (11,605,000 warrants). Each whole warrant entitles the holder to acquire, at any time within two years, one common share of the Company at a price of $4.10 expiring on March 17, 2008. Fair value of the Special Warrants is $6,687,143. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 87% on the underlying shares, a risk free interest rate of 4.00%, a two year term to expiry and no annual dividends.

In consideration for their services, the agents received a cash commission equal to 6% of the gross proceeds, totaling $2,645,940 from the offering and 1,392,600 agent’s warrants exercisable into common shares which is equal to 6% of the number of Special Warrants sold. Each agent’s warrant will entitle the holder to acquire one common share of the Company at a price of $4.10 expiring March 17, 2008. Fair value of the agent’s warrants is $1,030,524 and has been accounted for as a share issue cost. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 87% on the underlying shares, a risk free interest rate of 4.00%, a two year term to expiry and no annual dividends.

The Company filed and obtained a receipt for a short form prospectus, which qualifies the distribution of the common shares and warrants underlying the Special Warrants effective April 28, 2006.

	(d)	Options

The Company has a stock option plan providing for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option being the last per share closing price of common shares on the Toronto Stock Exchange before the date of grant. The options vest ratably over periods of up to three/four years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

Augusta Resource Corporation	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

8.	SHARE CAPITAL (continued)

	(d)	Options (continued)

On December 31, 2007, certain directors and officers of the Company held 5,455,000 stock options, and certain employees of the Company held 432,000 stock options to purchase common shares of the Company. The following table summarizes the status of the Company’s stock option plans as at December 31, 2007:

	2007
		Average
	Number of Shares	Exercise Price
Outstanding at beginning of year	4,801,167	$1.76
Granted	1,185,000	$2.31
Exercised	(74,167)	$0.42
Forfeited	(25,000)	$1.78
Outstanding at end of period	5,887,000	$1.89

Options exercisable at December 31, 2007	2,779,498	$1.76

The fair value of stock compensation was determined using the Black-Scholes option- pricing model. Under this method the expected term assumption takes into consideration assumed rates of employee turnover as well as expectations of when options would be exercised and represents the estimated average length of time stock options remain outstanding before they are exercised or forfeited. The expected volatility assumptions have been developed taking the historical Canadian dollar share price. The risk-free rate is based on the Bank of Canada rate for zero interest bonds in effect at the time of the grant that corresponds to the expected term of the option.

	2007	2006	2005
Valuation assumptions
Expected term (years)	3	3	3 - 4
Expected volatility	67 - 69%	99 - 108%	49 - 82%
Weighted average volatility	69%	103%	72%
Expected dividend yield	-	-	-
Risk-free interest rate	3.58 - 3.93%	4.09 - 4.14%	3.17 - 4.21%
Weighted average risk-free rate	3.86%	4.12%	4.07%

Augusta Resource Corporation	28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

8.	SHARE CAPITAL (continued) (d) Options (continued)

The following table summarizes stock options outstanding at December 31, 2007:

	Options Outstanding and Exercisable

		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding at	Remaining	Average	Exercisable at	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Prices	2007	Life	Prices	2007	Prices
$0.10	102,000	1.8 Years	$0.10	102,000	$0.10
$2.05	450,000	2.2 Years	$2.05	450,000	$2.05
$1.96	125,000	2.2 Years	$1.96	125,000	$1.96
$2.30	100,000	2.4 Years	$2.30	100,000	$2.30
$1.56	2,035,000	2.6 Years	$1.56	1,142,500	$1.56
$1.55	150,000	2.7 Years	$1.55	150,000	$1.55
$2.07	816,000	3.2 Years	$2.07	271,998	$2.07
$2.20	539,000	3.3 Years	$2.20	313,000	$2.20
$1.78	335,000	3.5 Years	$1.78	108,333	$1.78
$1.90	50,000	3.6 Years	$1.90	16,667	$1.90
$2.12	1,035,000	4.1 Years	$2.12	-	$2.12
$3.61	150,000	4.9 Years	$3.61	-	$3.61
	5,887,000	3.1 Years	$1.89	2,779,498	$1.76

(e)	Warrants

The following table summarizes information about warrants outstanding at December 31, 2007. Each warrant is exercisable into one common share.

			Outstanding at				Outstanding at
			December 31,				December 31,
Currency	Exercise Price	Expiry Dates	2006	Issued	Exercised	Expired	2007
USD	$0.16	May 6, 2007	3,750,000	-	3,750,000	-	-
CDN	$3.00	June 29, 2007	2,200,000	-	1,295,000	905,000	-
CDN	$4.10	March 17, 2008	12,997,600	-	-	-	12,997,600
			18,947,600	-	5,045,000	905,000	12,997,600

Augusta Resource Corporation	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

9.	CHANGES IN NON-CASH WORKING CAPITAL ITEMS

The following table summarizes the changes in non-cash working capital items:

	2007	2006	2005

Net changes in non-cash working capital items:
Accounts receivable	$(158,762)	$(341,800)	$4,509
Prepaid items	85,301	(120,645)	3,855
Accounts payable & accrued liabilities	631,362	180,535	(128,259)
	$557,901	$(281,910)	$(119,895)

10.	SUPPLEMENTAL CASH FLOW INFORMATION ON NON-CASH TRANSACTIONS

	2007	2006	2005

Purchase of property for promissory note	$2,601,308	$-	$-
Special warrants converted into common shares	$-	$37,411,857	$-
Warrants issued as share issue expenses	$-	$1,030,524	$213,631
Repayment of convertible debt security with shares	$-	$-	$1,650,000
Acquistion of mining property	$-	$-	$120,000

11.	RELATED PARTY TRANSACTIONS

During the year ending December 31, 2007, the Company incurred expenses of $Nil (2006 - $17,500; 2005 - $30,000) for administrative services provided by a company in which a director of the Company has a 25% interest.

At December 31, 2007, $195,674 (2006 - $26,888) of accounts receivable was due from related companies, which share office space, administrative services and certain common directors with the Company. Also, included in accounts receivable at December 31, 2007 is an amount of $70,686 (2006 - $42,043) due from a company in which a director of the Company has a 25% interest. At December 31, 2007, $64,000 (2006 - $76,250) is due to the Vice President Administration of the Company for accrued salaries.

All related party transactions are recorded at the exchange value.

12.	FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and notes, advances and other as reflected in the balance sheet approximate their fair values. The Company has no significant concentrations of credit risk.

Augusta Resource Corporation	30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

13.	INCOME TAXES

The provision for income taxes reported differs from the amount computed by applying the cumulative Canadian Federal and Provincial Income tax rates to the loss before the tax provision due to the following:

	2007	2006	2005
Net loss from continuing operations	$6,309,175	$5,823,239	$5,202,058
Statutory tax rate	34.12%	34.12%	34.87%

Recovery of income taxes computed at Standard rates	(2,152,691)	(1,986,889)	(1,813,958)
Permanent differences	761,490	758,873	502,016
Tax losses not recognized in the period that the benefit arose	1,391,201	1,228,016	1,311,942
	$-	$-	$-

As of December 31, 2007, the Company has loss carry forwards of approximately $8,958,000 and US loss carry forwards of approximately $2,865,000 available to reduce future years’ income for tax purposes. The tax loss carry forwards expire at various times between 2008 and 2027.

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items from financial and income tax reporting purposes. Significant components of the Company’s future tax assets and liabilities as at December 31, 2007, 2006 and 2005 are as follows:

Future income tax assets:	2007	2006	2005

Non-capital losses and other future tax deductions	$5,043,000	$4,577,000	$910,000
Mineral properties,deferred development and capital assets	79,000	-	827,000
	5,122,000	4,577,000	1,737,000
Valuation allowance for future income tax assets	(5,122,000)	(4,577,000)	(1,737,000)

Net future income tax assets (liabilities)	$-	$-	$-

As the criteria for recognizing future income tax assets have not been met due to uncertainty of realization, a valuation allowance of 100% has been recorded for prior years.

Augusta Resource Corporation	31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

14.	COMMITMENTS

On December 19, 2007 the Company announced that it had signed an agreement valued at approximately US$29 million with Polysius Corp. for the purchase and delivery of a SAG and two ball mills needed for the construction of the Rosemont Copper mine. The payments are spread out over two and a half year period starting in January 2008. Payments required in 2008 total US$10.1 million, 2009 US$11.6 million and 2010 US$7.2 million. This mill order helps ensure that mine development occurs on a timely basis.

On December 20, 2007 the Company announced that it had entered into a binding letter agreement and term sheet with Silver Wheaton Corp. (“Silver Wheaton”) to sell between 45% and 90% of the silver production from the Rosemont property. Subject to the finalization of the transaction, including tax considerations, Silver Wheaton will pay an upfront cash payment ranging from US$135 million to US$320 million. The upfront payment will be used to fund construction of the mine as milestones are achieved. Augusta will provide a completion guarantee with certain minimum production criteria by a certain date. The Company must decide on the amount of silver to be included in the sale agreement by March 31, 2008. The transaction is subject to (a) the Company receiving all necessary permits to construct and operate a mine in accordance with the 2007 Rosemont Feasibility Study, (b) the Company having entered into committed arrangements for sufficient additional financing to construct and operate the mine, and (c) execution by the parties of definitive agreements on or before June 30, 2008 as well as receipt of any required regulatory approvals and third-party consents.

Other Commitments

The Company leases building premises recorded as operating leases. The terms of the leases extend through to June 30, 2009. The future minimum lease payments are as follows:

Year

2008	$100,860
2009	42,800
Total	$143,660

15.	CONTINGENT LIABILITIES

On August 24, 2007 the Company announced that it was served a complaint by ASARCO in the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, with regard to the Rosemont property. Augusta believes the complaint is without merit.

Augusta acquired the Rosemont property from a group of real estate developers from Tucson in good faith after arm’s-length negotiations. The local real estate developers previously had purchased the property from ASARCO Incorporated.

This complaint was one of hundreds that ASARCO filed against numerous companies in an attempt to overturn various transactions it had entered into prior to declaring bankruptcy. In this complaint, ASARCO primarily alleges that the initial purchasers failed to pay “reasonably equivalent value” for the Rosemont property in 2004, at a time when ASARCO alleges it was “hopelessly insolvent,” and that Augusta later bought the property with knowledge of the voidability of the prior sale.

Augusta Resource Corporation	32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

15.	CONTINGENT LIABILITIES (continued)

ASARCO filed for bankruptcy in August 2005.

Augusta believes that it has solid grounds to defeat any ASARCO challenge to its ownership, and it is defending the matter vigorously. The suit should have no impact on current plans for operations at the Rosemont Copper project. The permitting process, mine site work, and design initiatives will continue on schedule.

16.	SEGMENTED INFORMATION

The Company operates in one industry. As at December 31, 2007, the Company’s long-lived assets were in Canada, $19,000 (2006 - $24,800) and in the United States, $61,593,500 (2006 - $40,631,600).

17.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP. Material differences between Canadian GAAP and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the tables below.

	December 31, 2007
			Shareholders'
Balance Sheets	Total Assets	Total Liabilities	Equity
Reported under Canadian GAAP	$94,696,963	$6,013,235	$88,683,728
Mineral property expenditures (a)	(24,970,097)	-	(24,970,097)
Assets of discontinued operations (a)	(1,214,176)	-	(1,214,176)
Capitalized interest (e)	59,000	-	59,000
Warrants (b)	-	-	-
Reported under US GAAP	$68,571,690	$6,013,235	$62,558,455

	December 31, 2006
			Shareholders'
Balance Sheets	Total Assets	Total Liabilities	Equity
Reported under Canadian GAAP	$58,538,531	$5,709,366	$52,829,165
Mineral property expenditures (a)	(15,471,679)	-	(15,471,679)
Assets of discontinued operations (a)	(567,104)	-	(567,104)
Warrants (b)	-	8,671,729	(8,671,729)
Reported under US GAAP	$42,499,748	$14,381,095	$28,118,653

Augusta Resource Corporation	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

17.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	Cumulative from
	dormancy (1985) to
Statements of Operations	December 31, 2007	2007	2006	2005
Net loss reported under Canadian GAAP	$(24,762,551)	$(7,979,836)	$(6,659,591)	$(5,337,837)

Operating loss from discontinued operations	(1,442,792)	(470,661)	(836,352)	(135,779)
Loss on disposition of discontinued operations, net of tax	(1,200,000)	(1,200,000)	-	-
Net Loss from discontinued operations under Canadian GAAP	(2,642,792)	(1,670,661)	(836,352)	(135,779)

Net loss from continuting operations reported under Canadian GAAP	(22,119,759)	(6,309,175)	(5,823,239)	(5,202,058)
Mineral property expenditures (a)	(24,970,097)	(9,498,418)	(12,436,119)	(3,015,775)
Warrants (b)	(8,320,697)	(114,131)	(4,096,284)	(4,110,282)
Capitalized interest (e)	59,000	59,000	-	-
Accretion expense on debenture (c)	299,125	-	-	-
Debt issue costs (c)	(252,147)	-	(134,835)	(117,312)
Interest and finance charges (c)	1,477,790	-	497,035	980,755
Net loss from continuing operations reported under US GAAP	(53,826,785)	(15,862,724)	(21,993,442)	(11,464,672)

Net Loss from discontinued operations under Canadian GAAP	(2,642,792)	(1,670,661)	(836,352)	(135,779)
Assets discontinued operations (a)	(1,214,176)	(647,072)	(567,104)	-
Net loss from discontinued operations reported under US GAAP	(3,856,968)	(2,317,733)	(1,403,456)	(135,779)

Net loss reported under US GAAP	$(57,683,753)	$(18,180,457)	$(23,396,898)	$(11,600,451)

Basic and fully diluted loss from continuing operations
per share under US GAAP		$(0.19)	$(0.37)	$(0.36)
Basic and fully diluted loss from discontinued operations
per share under US GAAP		$(0.03)	$(0.02)	$(0.00)
Basic and fully diluted loss per share under US GAAP		$(0.22)	$(0.40)	$(0.36)
Weighted average number of common shares outstanding
under both Canadian GAAP and US GAAP		81,795,564	59,219,428	32,282,246
Comprehensive loss
Net loss under US GAAP	(57,683,753)	$(18,180,457)	$(23,396,898)	$(11,600,451)
Other comprehensive income (e)	-	-	-	-
Comprehensive loss	$(57,683,753)	$(18,180,457)	$(23,396,898)	$(11,600,451)

	Cumulative from	December 31
	dormancy (1985) to
Statements of Cash Flows	December 31, 2007	2007	2006	2005
Operating activities
Operating activities under Canadian GAAP	$(9,578,858)	$(3,725,705)	$(3,111,096)	$(1,646,172)
Mineral property expenditures (a)	(26,316,597)	(10,419,555)	(12,130,289)	(2,458,356)
Operating activities under US GAAP	$(35,895,455)	$(14,145,260)	$(15,241,385)	$(4,104,528)

Investing activities
Investing activities under Canadian GAAP	$(62,370,046)	$(18,654,916)	$(28,980,908)	(10,925,203)
Mineral property expenditures (a)	26,316,597	10,419,555	12,130,289	2,458,356
Investing activities under US GAAP	$(36,053,449)	$(8,235,361)	$(16,850,619)	$(8,466,847)

Augusta Resource Corporation	34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

17.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	December 31, 2007
				Accumulated
				Other
	Common	Contributed		Comprehensive
Statements of Shareholders' Equity	Shares	Surplus	Deficit	Loss	Total
Reported under Canadian GAAP	$103,581,579	$15,375,095	$(30,272,946)	$-	$88,683,728
Mineral property expenditures (a)	-	-	(24,970,097)	-	(24,970,097)
Assets of discontinued operations (a)	-	-	(1,214,176)	-	(1,214,176)
Warrants (b)	8,785,860	(465,163)	(8,320,697)	-	-
Convertible debenture (c)	-	(1,478,083)	1,478,083	-	-
Share issue costs (d)	(5,130,207)	-	5,130,207	-	-
Capitalized interest (e)	-	-	59,000	-	59,000
Accretion expense on debenture (c)	(299,125)	-	299,125	-	-
Reported under US GAAP	$106,938,107	$13,431,849	$(57,811,501)	$-	$62,558,455

	December 31, 2006
				Accumulated
				Other
	Common	Contributed		Comprehensive
Statements of Shareholders' Equity	Shares	Surplus	Deficit	Loss	Total
Reported under Canadian GAAP	$60,332,348	$14,764,927	$(22,268,110)	$-	$52,829,165
Mineral property expenditures (a)	-	-	(15,471,679)	-	(15,471,679)
Assets of discontinued operations (a)			(567,104)		(567,104)
Warrants (b)	-	(465,163)	(8,206,566)	-	(8,671,729)
Convertible debenture (c)	-	(1,478,083)	1,478,083	-	-
Share issue costs (d)	(5,105,207)	-	5,105,207	-	-
Accretion expense on debenture (c)	(299,125)	-	299,125	-	-
Reported under US GAAP	$54,928,016	$12,821,681	$(39,631,044)	$-	$28,118,653

	December 31, 2005
				Accumulated
		(restated)	(restated)	Other
	Common	Contributed		Comprehensive
Statements of Shareholders' Equity	Shares	Surplus	Deficit	Loss	Total
Reported under Canadian GAAP	$18,437,248	$6,226,110	$(11,702,633)	$-	$12,960,725
Mineral property expenditures (a)	-	-	(3,035,560)	-	(3,035,560)
Warrants (b)	-	(465,163)	(4,110,282)	-	(4,575,445)
Convertible debenture (c)	-	(1,478,083)	1,115,883	-	(362,200)
Share issue costs (d)	(1,199,321)	-	1,199,321	-	-
Accretion expense on debenture (c)	(299,125)	-	299,125	-	-
Reported under US GAAP	$16,938,802	$4,282,864	$(16,234,146)	$-	$4,987,520

Augusta Resource Corporation	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

17.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	a)	Mineral Property Expenditures

Canadian GAAP allows exploration and development costs to be capitalized during the search for a commercially mineable body of ore. The Company has incurred exploration and development expenses that were added to the carrying value of mineral properties as it is anticipated that there is a continuing benefit of such expenditures. Under US GAAP exploration expenditures can only be deferred subsequent to the establishment of proven and probable reserves. On August 28, 2007 the Company announced the results of the bankable feasibility study for the Rosemont project and the approval by the Board of Directors of mine development. As a result, commencing with this approval, the Company is reporting proven and probable reserves and for US GAAP purposes has commenced capitalization of development expenditures. In the final four months of 2007 the Company spent $3,277,761 on deferred development at the property.

Under Canadian GAAP, investment in mining exploration expenditures, net of related payables, during year ended December 31, 2007 of $10,419,555 are classified as investing activities (2006 – $12,130,289; 2005 - $2,458,356) on the consolidated statements of cash flows, whereas under US GAAP, these expenditures would have been classified as operating activities.

	b)	US Dollar Share Purchase Warrants

Under Canadian GAAP share purchase warrants are accounted for as equity. Under US GAAP, as required by the Financial Accounting Standards Board (“FASB”) Statement 133 “Accounting for Derivative Instruments and Hedging Activities, as amended, and EITF 01-6 “The meaning of Indexed to a Company’s Own Stock”, share purchase warrants denominated in a currency that is not the functional currency of the Company are accounted for as a liability, with the change in fair value recorded through the statement of operations. A loss (gain) would be recorded when the fair value of the share purchase warrants increases (decreases). The fair value of the warrants was calculated using the Black-Scholes option pricing model assuming an average volatility of 122% on the underlying shares, a risk free interest rate of 3.83%, a four year term to expiry and no annual dividends. Based on the initial fair value determination in May 2005 on issuance, the 3,750,000 share purchase warrants denominated in US dollars were recorded as a liability of $465,163. The warrant fair value at December 31, 2006 was calculated using the Black Scholes option pricing model using the following assumptions: expected term (years) of 0.33 (2005 – 1.33) expected volatility of 24% (2005 – 163%), expected dividend yield of 0% (2005 – 0%) and risk free rate of 3.95% (2005 – 3.81%).

As at December 31, 2005 and December 31, 2006 the liability’s fair value determination was $4,575,445 and $8,671,729, respectively. The change in fair value of $4,110,282 and $4,096,284 was recorded in the statement of operations for the 2005 and 2006 respective years. The significant increase in fair values reflects the improvement in the Company’s share price over the corresponding periods.

Augusta Resource Corporation	36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

17.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	b)	US Dollar Share Purchase Warrants (continued)

In May 2007, the 3,750,000 warrants were exercised for proceeds of US$600,000 ($664,140). As the fair value of the warrants on the date of exercise was $8,785,860 an additional provision of $114,131 is required for 2007 as a charge to earnings. Upon exercise of the warrants the additional amount accrued was reclassified to share capital.

	c)	Convertible Debentures

Under Canadian GAAP the convertible debenture issued on June 1, 2005 (Note 7) has been accounted for in accordance with HB 3860, which requires the bifurcation of the convertible debenture between its equity and debt components whereas under US GAAP there would be no requirement to bifurcate the instrument according to Accounting Principles Board Opinion 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Therefore, under US GAAP the value attributed to the equity component of $1,478,083 (included in contributed surplus) would be considered debt. To December 31, 2005 this GAAP difference has had the effect under US GAAP of decreasing interest and financing expense by $980,755, increasing debt issue costs by $117,312 and decreasing share issue costs by $252,440. These adjustments reduced the deficit by $1,115,883. Other balance sheet adjustments as at December 31, 2005 include an increase in the convertible debenture of $497,035 and an increase in the deferred debt issuance costs of $134,835. In 2006 this difference had the effect of decreasing interest and financing expense by $497,035 and increasing the debt issue costs by $134,835. These adjustments reduced the deficit by $362,200. As at December 31, 2006 the only balance sheet effect was within Shareholders’ Equity with a $1,478,083 reduction of contributed surplus and an offsetting reduction of the deficit.

In addition, during 1999, a convertible debenture issued by the Company was bifurcated with an equity allocation of $299,125. This accounting would have increased both share capital and the loss recorded for the year. Under US GAAP this equity adjustment must be reversed.

	d)	Share Issue Costs

Under Canadian GAAP share issue costs are added to the deficit. Under US GAAP share issue costs are netted against share capital.

	e)	Capitalized Interest

With the capitalization of further mine development costs, following the August 2007 approval by the Board of Directors of the advancement of the Rosemont project, US GAAP requires the capitalization of interest costs on outstanding debt. For the four month period following the release of the bankable feasibility study, interest amounting to $59,000 was capitalized. Canadian GAAP doesn’t require the capitalization of interest.

Augusta Resource Corporation	37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

17.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	(f)	Future Income Tax Benefits

A future income tax benefit has not been recognized for the additional losses recognized under US GAAP as the Company does not have a profitable operating mine and therefore is not more likely than not to recognize the benefit of the losses. A valuation allowance has been established which fully offsets the future tax benefits.

In July 2006 the Financial Accounting Standards Board issued FIN 48 – Accounting for Uncertainty in Income Taxes. This standard is effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with FASB Statement No. 109 - Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

	(g)	Recent Accounting Pronouncements in the United States

In 2007, FASB issued SFAS 157 – Fair Value Measurements and FASB 159 – Fair Value Option for Financial Assets and Liabilities. Statement SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures currently required by other accounting standards. Statement SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The standards are effective for fiscal years beginning after November 15, 2007.

The Company does not believe that these standards will have any material affect on the Company’s financial statements, but has determined that financial statement note disclosure will be increased.

Augusta Resource Corporation	38

CORPORATE INFORMATION

HEAD OFFICE	#400 – 837 West Hastings Street
Vancouver, BC, Canada V6C 3N6

	Telephone:	(604) 687-1717
	Facsimile:	(604) 687-1715

Website: www.augustaresource.com
E-mail: info@augustaresource.com

DIRECTORS	Donald B. Clark
Gil Clausen
W. Durand Eppler
Christopher M.H. Jennings
Michael A. Steeves
Robert P. Wares
Richard W. Warke (Chairman)

OFFICERS	Donald B. Clark ~ Vice President Administration
Mike Clarke ~ Vice President Exploration
Gil Clausen ~ President and Chief Executive Officer
Lance Newman ~ Vice President Project Development
Bruce Nicol ~ Senior Vice President and Chief Financial Officer
Rod Pace ~ Vice President Operations
Purni Parikh ~ Corporate Secretary
Raghunath Reddy ~ Vice President Finance
James Sturgess ~ Vice President Projects and Environment
Richard Warke ~ Vice President Corporate Development

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	#401 - 510 Burrard Street
	Vancouver, BC	V6C 3B9

AUDITORS	Ernst & Young, LLP
700 – West Georgia Street
Vancouver, BC V7Y 1C7

SOLICITORS	Fasken Martineau
2900 – 550 Burrard Street
Vancouver, BC V6C 0A5

SHARES LISTED	Toronto Stock Exchange
American Stock Exchange
Trading Symbol ~ AZC
Frankfurt Stock Exchange
Trading Symbol – A5R

Augusta Resource Corporation	39